IRON LILLY, LLC

FINANCIAL STATEMENTS

PERIOD ENDED DECEMBER 31, 2022

WITH
INDEPENDENT AUDITOR'S REPORT

SILAS SIMMONS LLP

CERTIFIED PUBLIC ACCOUNTANTS *and* ADVISORS

IRON LILLY, LLC

TABLE OF CONTENTS

SILAS SIMMONS LLP
CERTIFIED PUBLIC ACCOUNTANTS and ADVISORS

209 N. Commerce St.
Natchez, MS 39120
P. O. Box 1027
Natchez, MS 39121
Tel: 601-442-7411
Fax: 601-442-8551

2120 Forsythe Ave.
Monroe, LA 71201
P. O. Box 4550
Monroe, LA 71211
Tel: 318-323-4481
Fax: 318-323-2188

www.silassimmons.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Iron Lilly, LLC
Hartsville, Tennessee

Opinion

We have audited the accompanying financial statements of Iron Lilly, LLC (a State of Tennessee Limited Liability Company), which comprise the balance sheet as of December 31, 2022, and the related statement of income, member's equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Lilly, LLC as of December 31, 2022, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Iron Lilly, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about Iron Lilly, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve, collusion, forgery, intentional omissions, misrepresentation, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Iron Lilly, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Iron Lilly, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Silas Simmons, LLP

Natchez, Mississippi
February 1, 2023

FINANCIAL STATEMENTS

IRON LILLY, LLC

BALANCE SHEET

DECEMBER 31, 2022

ASSET

Current asset		
Cash	$	17,653
Total asset	$	17,653

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Liabilities	$	-
Member's Equity	$	17,653
Total liabilities and member's equity	$	17,653

The accompanying notes are an integral part of these financial statements.

IRON LILLY, LLC

STATEMENT OF INCOME

FOR THE PERIOD FROM AUGUST 29, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

Revenue	$	-
Expenses:		
Business consulting	$	2,000
Website		4,210
Legal and professional		458
Music production		3,813
Supplies		39
Travel		380
Miscellaneous		1,447
Total	$	12,347
Net loss	$	(12,347)

IRON LILLY, LLC

STATEMENT OF MEMBER'S EQUITY (DEFICIT)

FOR THE PERIOD FROM AUGUST 29, 2022 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2022

Balance - August 29, 2022	$	-
Contribution		30,000
Net loss		(12,347)
Balance - December 31, 2022	$	17,653

The accompanying notes are an integral part of these financial statements.

IRON LILLY, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 29, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

Cash flows from operating activities:		
Net loss	$	(12,347)
Net cash used in operating activities	$	(12,347)
Cash flows from financing activity:		
Contribution	$	30,000
Net cash from financing activity	$	30,000
Net Increase in cash	$	17,653
Cash - beginning of period		-
Cash - end of period	$	17,653

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

IRON LILLY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

NOTE 1 - GENERAL

Iron Lilly, LLC (the Company) was formed on August 29, 2022, in the state of Tennessee.

The Company is planning to engage in the business of movie production.

As of this reporting date, no other business activities have begun, except for organizational and start-up costs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. As such, net income or loss is not subject to federal or state entity income taxes, but rather is included in the personal return of the individual member.

NOTE 3 - SUBSEQUENT EVENTS

Management of the Company has evaluated material events or transactions subsequent to December 31, 2022 through February 1, 2023, the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.